N-SAR ITEM 77C

OPPENHEIMER PORTFOLIO SERIES FIXED INCOME ACTIVE ALLOCATION FUND

SPECIAL SHAREHOLDER MEETING (Unaudited)

On September 14, 2012, a special shareholder meeting of Oppenheimer Portfolio Series Fixed Income Active Allocation Fund (the “Target Fund”), was held at which the following Proposal, as set forth in the Target Fund’s combined prospectus and proxy statement dated July 27, 2012, was approved.  The following is a report of the votes cast:

Proposal:  To approve an Agreement and Plan of Reorganization (the “Reorganization Agreement”) between the Target Fund and the Global Strategic Income Fund (the “Acquiring Fund”) and the transactions contemplated thereby, including: (i) the transfer of substantially all of the assets of the Target Fund to the Acquiring Fund in exchange for shares of the Acquiring Fund as specified in the Target Fund’s prospectus and proxy statement, (ii) the distribution of shares of the Acquiring Fund to the corresponding shareholders of the Target Fund in complete liquidation of the Target Fund, and (iii) the cancellation of the outstanding shares of the Target Fund (all of the foregoing being referred to as the “Reorganization”).

For                                Against                                Abstain

6,651,636.1383            183,612.0052                         537,661.4371